FIERA CAPITAL SERIES TRUST 375 Park Avenue, 8th Floor New York, NY 10152	FORESIDE FUND SERVICE, LLC Three Canal Plaza, Suite 100 Portland, ME 04101

September 13, 2017

VIA EDGAR

Alison White, Senior Counsel
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Fiera Capital Small/Mid-Cap Growth Fund (the “Fund”), a series of Fiera Capital Series Trust (the “Trust”) Registration Statement on Form N-1A File No. 333-215049 and 811-23220

Dear Ms. White:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), we, the Trust and Foreside Fund Services, LLC, the principal underwriter for the Trust’s series, Fiera Capital Small Mid-Cap Growth Fund, respectfully request acceleration of the effective date of the Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2017, to September 14, 2017 or as soon as possible thereafter.

We have addressed your comments received to date in connection with the Registration Statement and our Response Letters are being filed simultaneously.  Further, we are aware of our obligations under the 1933 Act and believe that such acceleration would be consistent with the obligation of the SEC to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

In addition to the above, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

Alison White
 Securities and Exchange Commission
September 13, 2017

•
the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert the action as a defense to any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact George Silfen of Kramer, Levin, Naftalis & Frankel LLP at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

FIERA CAPITAL SERIES TRUST		FORESIDE FUND SERVICES, LLC

By:	/s/ Benjamin Thompson	By:	/s/ Mark Fairbanks

	Title: Chief Executive Officer		Title: Vice President